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Filed by Celestica Inc.

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Manufacturers' Services Limited
Commission File No.: 001-15883

CELESTICA TO ACQUIRE MSL

Celestica has announced its intent to acquire Manufacturers' Services Limited (MSL), a tier-two electronics manufacturing services company, headquartered in Concord, Massachusetts. This acquisition supports Celestica's market diversification strategy, as the majority of MSL's business is in the industrial, medical, automotive and avionics markets. It will also broaden Celestica's customer base, as many of MSL's customers are not existing customers of Celestica. The transaction is expected to close in December of this year, following regulatory and MSL shareholder approvals.

Other facts about MSL:

Their customers include IBM, Hewlett-Packard, Rockwell, Lexmark, Honeywell, Philips, Radisys, Emulex, Ingenico and Catena Networks. MSL has 3,600 employees with 16 design and manufacturing operations worldwide.

MSL had $854 million in revenue in 2002.

MSL's worldwide locations: Concord, Massachusetts (headquarters); Lowell, Massachusetts; Westford, Massachusetts; Arden Hills, Minnesota; Charlotte, North Carolina; Richmond, Virginia; Aguadilla, Puerto Rico; Reynosa, Mexico (2 sites); Athlone, Ireland; Galway, Ireland; Guerande, France; Valencia, Spain; Barcelona, Spain; Johor Bahru, Malaysia, and Singapore.

Attached below is the press release that was issued at 2:00am Eastern:

CELESTICA TO ACQUIRE MSL

TORONTO, Canada and CONCORD, Massachusetts — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has entered into an agreement with Manufacturers' Services Limited (MSL) (NYSE:MSV) that provides for the acquisition by Celestica of all of the outstanding shares of MSL, a full-service global electronics manufacturing services and supply chain services company.

Under the transaction, each outstanding common share of MSL will be exchanged for 0.375 subordinate voting shares of Celestica. In addition, the holders of Series A and Series B preferred shares of MSL will be entitled to receive, at the shareholder's election, US$52.50 per share plus accrued dividends in cash or a number of subordinate voting shares of Celestica equal to 0.375 times the number of common shares of MSL into which the Series A and Series B shares may be converted (plus, in the case of the Series B preferred shares, a 'make-whole' payment of US$2.25 per share payable in either cash or shares at the option of MSL). The share exchange ratio will be adjusted, if necessary, to ensure that the value of the consideration received for each MSL common share (based on the 20 trading day volume weighted average NYSE closing price of the subordinate voting shares of Celestica determined on the third business day prior to the completion of the transaction) will be not less than US$6.00 and not more than US$7.25. MSL has approximately 34,398,030 common shares and 1,330,000 Series A and B preferred shares outstanding.

The merger agreement, which has been approved unanimously by the boards of directors of MSL and Celestica, is subject to MSL shareholder approval and certain governmental consents. Certain institutional shareholders of MSL and officers of MSL, holding shares representing approximately 41.5% of the votes to be cast on the merger, have entered into unconditional agreements to vote in favour of the merger, and the institutional shareholders have also granted Celestica the option to acquire from them, under certain circumstances, MSL shares representing 30% of the votes that can be cast in connection with the merger. All parties have agreed to proceed expeditiously to close the transaction.

"I look forward to the combined strength of the Celestica/MSL organization. As a respected EMS provider with a broad customer base in diversified end markets such as industrial and avionics, MSL has an excellent track record for delivering the highest standards of service. MSL's customer-focused approach based on focus and flexibility is highly compatible with that of Celestica," said Eugene Polistuk, Celestica's chairman and chief executive officer. "This acquisition also supports Celestica's strategy to continue to expand and deepen its suite of integrated services and solutions. MSL's strengths in order fulfillment, build-to-order assembly and high-speed automated manufacturing complement our current offerings. I am confident that the combined organization will create additional value for our respective customers."

MSL was founded in 1994 and is an established mid-sized leader in the EMS industry, with 2002 revenues of US$854 million. The company has a global footprint of 16 design, manufacturing and fulfillment locations worldwide and employs approximately 3,600 people.

"Celestica's proven track record, strong balance sheet, and reputation as a global leader in electronics manufacturing services make the deal an attractive one for MSL's customers, shareholders and employees. Specifically, this transaction will provide MSL customers with an enhanced portfolio of capabilities, expanded supply chain leverage and the advantages of an increased global footprint," said Bob Bradshaw, MSL's chairman, chief executive officer and president. "Our customers will benefit greatly from Celestica's robust capabilities in design engineering, complex manufacturing and test, and repair; and from low-cost solutions in China and Eastern Europe. There is also a strong cultural fit between the two organizations, which will facilitate a smooth transition and ensure consistency of ongoing service delivery. The management team and I fully support the transaction and the opportunity it provides."
About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.
About MSL

MSL is a multi-national company that manufactures electronic hardware for companies that sell branded electronic equipment or utilize electronic components in their products. The company builds a variety of products, including medical devices, avionics, industrial controls and communications equipment. MSL also manages the worldwide acquisition of components and supplies for the products it manufactures and provides complementary design, logistics and repair services. MSL's customers come from a diverse set of industries including industrial equipment, commercial avionics, automotive electronics, retail systems, medical products, voice and data communications, networked storage, office equipment, computers and computer peripherals. The company's services allow electronics manufacturers to get products to market faster, reduce total cost, and achieve superior operational results. MSL distinguishes itself by providing strong capabilities in complex electronics manufacturing, build-to-order assembly, high-speed automated manufacturing, global order fulfillment as well as a superior customer experience characterized by significant mind share, personalized service, customized and flexible solutions, and rapid response.
MSL is headquartered in Concord, Massachusetts. For more information, please visit the company's website at http://www.msl.com/.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Celestica plans to file with the SEC a Registration Statement on Form F-4 in connection with the transaction and MSL plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Celestica, MSL, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Celestica and MSL through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Celestica by contacting Computershare Trust Company of Canada at 1-800-564-6253 (in Canada) and Computershare Trust Company, Inc. at 303-262-9600 (in the U.S.) or from MSL by calling 978-287-5630.

Celestica and MSL, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Celestica's directors and executive officers is contained in Celestica's Form 20-F for the year ended December 31, 2002 and its proxy statement dated March 18, 2003, which are filed with the SEC. As of October 14, 2003, Celestica's directors and executive officers beneficially owned approximately 43,978,978 common shares, or approximately 26%, of Celestica's common stock. Information regarding MSL's directors and executive directors is contained in MSL's Form 10-K for the year ended December 31, 2002 and its proxy statement dated April 14, 2003 which are filed with the SEC. In addition, since the referenced 10-K's and proxy statements, Albert A. Notini and John P. Cunningham were elected directors of MSL.

As of October 14, 2003, Mr. Notini was the beneficial owner of 382,245 shares of MSL's common stock, including 380,282 shares issuable upon the exercise of stock options or warrants held by him that are currently exercisable or exercisable within 60 days after October 14, 2003. As of October 14, 2003, Mr. Cunningham was the beneficial owner of 13,334 shares of MSL's common stock, including 13,334 shares issuable upon the exercise of stock options or warrants held by him that are currently exercisable or exercisable within 60 days after October 14, 2003. As of October 14, 2003, MSL's directors and executive officers beneficially owned approximately 1,130,718 shares, or 3.2%, of MSL's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

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CELESTICA TO ACQUIRE MSL
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC